Exhibit 4.2
Execution Copy

SERIES SUPPLEMENT

This SERIES SUPPLEMENT dated as of September 1, 2011 (this “Supplement”), by and between ENTERGY LOUISIANA INVESTMENT RECOVERY FUNDING I, L.L.C., a limited liability company created under the laws of the State of Louisiana (the “Issuer”), and THE BANK OF NEW YORK MELLON, a New York banking corporation (“BNYM”), in its capacity as indenture trustee (the “Indenture Trustee”) for the benefit of the Secured Parties under the Indenture dated as of September 1, 2011 by and between the Issuer and BNYM, in its capacity as Indenture Trustee and in its separate capacity as securities intermediary (the “Indenture”).

PRELIMINARY STATEMENT

Section 9.01 of the Indenture provides, among other things, that the Issuer and the Indenture Trustee may at any time enter into an indenture supplemental to the Indenture for the purposes of authorizing the issuance by the Issuer of the Investment Recovery Bonds and specifying the terms thereof.  The Issuer has duly authorized the creation of the Investment Recovery Bonds with an initial aggregate principal amount of $207,156,000 to be known as Entergy Louisiana Investment Recovery Funding I, L.L.C. Investment Recovery Bonds (the “Investment Recovery Bonds”), and the Issuer and the Indenture Trustee are executing and delivering this Supplement in order to provide for the Investment Recovery Bonds.

All terms used in this Supplement that are defined in the Indenture, either directly or by reference therein, have the meanings assigned to them therein, except to the extent such terms are defined or modified in this Supplement or the context clearly requires otherwise.  In the event that any term or provision contained herein shall conflict with or be inconsistent with any term or provision contained in the Indenture, the terms and provisions of this Supplement shall govern.

GRANTING CLAUSE

With respect to the Investment Recovery Bonds, the Issuer hereby Grants to the Indenture Trustee, as Indenture Trustee for the benefit of the Secured Parties of the Investment Recovery Bonds, Investment Recovery Bond Collateral consisting of all of the Issuer’s right, title and interest (whether now owned or hereafter acquired or arising) in and to (a) the Investment Recovery Property created under and pursuant to Financing Order No. U-31894-B dated August 12, 2011 (Docket No. U-31894) (the “Financing Order”), transferred by the Seller to the Issuer pursuant to the Sale Agreement (including, to the fullest extent permitted by law, the right to impose, bill, charge, collect and receive Investment Recovery Charges, all revenues, collections, claims, rights to payments, payments, money or proceeds of or arising from the Investment Recovery Charges authorized in the Financing Order and any Tariffs filed pursuant thereto and any contractual rights to collect such Investment Recovery Charges from Customers), (b) all Investment Recovery Charges related to such Investment Recovery Property, (c) the Sale Agreement and each Bill of Sale executed in connection therewith and all property and interests in property transferred under the Sale Agreement and such Bills of Sale with respect to such Investment Recovery Property and the Investment Recovery Bonds, (d) the Servicing Agreement, the Administration Agreement and any subservicing, agency, intercreditor, administration or collection agreements executed in connection therewith, to the extent related to the foregoing Investment Recovery Property and the Investment Recovery Bonds, (e) the Collection Account, all Subaccounts thereof and all amounts of cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto, (f) all rights to compel the Servicer to file for and obtain adjustments to the Investment Recovery Charges in accordance with Section 1253(C)(4) of the Investment Recovery Securitization Law, the Financing Order or any Tariff filed in connection therewith, (g) all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing, whether such claims, demands, causes and choses in action constitute Investment Recovery Property, accounts, general intangibles, instruments, contract rights, chattel paper or proceeds of such items or any other form of property, (h) all accounts, chattel paper, deposit accounts, documents, general intangibles, goods, instruments, investment property, letters of credit, letters-of-credit rights, money, commercial tort claims and supporting obligations related to the foregoing, and (i) all payments on or under, and all proceeds in respect of, any or all of the foregoing.  This Supplement covers all of the Investment Recovery Property described in the Financing Order.  The following does not constitute Investment Recovery Bond Collateral: (i) cash that has been released pursuant to Section 8.02(e)(x) of the Indenture and, following retirement of all Outstanding Investment Recovery Bonds, cash that has been released pursuant to Section 8.02(e)(xii) of the Indenture and (ii) amounts deposited with the Issuer on the Closing Date, for payment of costs of issuance with respect to the Investment Recovery Bonds (together with any interest earnings thereon), it being understood that such amounts described in clauses (i) and (ii) above shall not be subject to Section 3.17 of the Indenture.

The foregoing Grant is made in trust to secure the payment of principal of and premium, if any, interest on, and any other amounts owing in respect of, the Investment Recovery Bonds and all fees, expenses, indemnity amounts, counsel fees and other amounts due and payable to the Indenture Trustee (collectively, the “Secured Obligations”) equally and ratably without prejudice, priority or distinction, except as expressly provided in the Indenture, to secure compliance with the provisions of the Indenture with respect to the Investment Recovery Bonds, all as provided in the Indenture and to secure the performance by the Issuer of all of its obligations under the Indenture.  The Indenture and this Series Supplement constitutes a security agreement within the meaning of the Investment Recovery Securitization Law and under the UCC to the extent that the provisions of the UCC are applicable hereto.

The Issuer hereby authorizes the Indenture Trustee to file one or more financing statements (including amendments of financing statements and continuation statements if applicable) with respect to the Investment Recovery Bond Collateral, including , without limitation, one or more financing statements describing the collateral covered thereby as “all assets or all personal property of the debtor” or words of similar effect.

The Indenture Trustee, as indenture trustee on behalf of the Secured Parties of the Investment Recovery Bonds, acknowledges such Grant and accepts the trusts under this Supplement and the Indenture in accordance with the provisions of this Supplement and the Indenture.

SECTION 1.  Designation.  The Investment Recovery Bonds shall be designated generally as the Investment Recovery Bonds and further denominated as Tranche A-1.

SECTION 2.  Initial Principal Amount; Investment Recovery Bond Interest Rate; Scheduled Payment Date; Final Maturity Date.  The Investment Recovery Bonds shall have the initial principal amount, bear interest at the rates per annum and shall have the Scheduled Payment Dates and the Final Maturity Date set forth below:

Tranche	Initial Principal Amount	Investment Recovery Bond Interest Rate	Scheduled Final Payment Date	Final Maturity Date
A-1	$207,156,000	2.040%	June 1, 2021	September 1, 2023

The Investment Recovery Bond Interest Rate shall be computed on the basis of a 360-day year of twelve 30-day months.

SECTION 3.  Authentication Date; Payment Dates; Expected Amortization Schedule for Principal; Periodic Interest; No Premium; Other Terms.

(a)           Authentication Date.  The Investment Recovery Bonds that are authenticated and delivered by the Indenture Trustee to or upon the order of the Issuer on September 22, 2011 (the “Closing Date”) shall have as their date of authentication the Closing Date.

(b)           Payment Dates.  The Payment Dates for the Investment Recovery Bonds are June 1st and December 1st of each year or, if any such date is not a Business Day, the next succeeding Business Day, commencing on June 1, 2012 and continuing until the earlier of repayment of the Tranche A-1 Investment Recovery Bonds in full and the Final Maturity Date for the latest maturing Tranche of Investment Recovery Bonds.

(c)           Expected Amortization Schedule for Principal.  Unless an Event of Default shall have occurred and be continuing on each Payment Date, the Indenture Trustee shall distribute to the Holders of record as of the related Record Date amounts payable pursuant to Section 8.02(e) of the Indenture as principal, to the holders of each Tranche of Investment Recovery Bonds, until the Outstanding Amount of the Investment Recovery Bonds has been reduced to zero; provided, however, that in no event shall a principal payment pursuant to this Section 3(c) on a Payment Date be greater than the amount necessary to reduce the Outstanding Amount of the Investment Recovery Bonds to the amount specified in the Expected Amortization Schedule which is attached as Schedule A  for such Payment Date.

(d)           Periodic Interest.  Periodic Interest will be payable on the Investment Recovery Bonds on each Payment Date in an amount equal to one-half of the product of (i) the applicable Investment Recovery Bond Interest Rate and (ii) the Outstanding Amount of the Investment Recovery Bonds as of the close of business on the preceding Payment Date after giving effect to all payments of principal made to the Holders of the Investment Recovery Bonds on such preceding Payment Date; provided, however, that with respect to the Initial Payment Date, or, if no payment has yet been made, interest on the outstanding principal balance will accrue from and including the Closing Date to, but excluding, the following Payment Date.

(e)           Book-Entry Investment Recovery Bonds.  The Investment Recovery Bonds shall be Book-Entry Investment Recovery Bonds and the applicable provisions of Section 2.11 of the Indenture shall apply to such Investment Recovery Bonds.

(f)           Waterfall Cap.  The amount payable with respect to the Investment Recovery Bonds pursuant to Section 8.02(e)(i) of the Indenture shall not exceed $1,000,000 annually.

SECTION 4.  Minimum Denominations.  The Investment Recovery Bonds shall be issuable in the Minimum Denomination and integral multiples thereof.

SECTION 5.  Certain Defined Terms.  Article I of the Indenture provides that the meanings of certain defined terms used in the Indenture shall, when applied to the Investment Recovery Bonds, be as defined in Appendix A to the Indenture.  Additionally, Article II of the Indenture provides that certain terms will have the meanings specified in this Supplement.  With respect to the Investment Recovery Bonds, the following definitions shall apply:

“Initial Payment Date” shall mean the first Payment Date for the Investment Recovery Bonds specified in the Expected Amortization Schedule which is attached as Schedule A hereto.

“Minimum Denomination” shall mean $100,000.

“Payment Date” has the meaning set forth in Section 3(b) of this Supplement.

“Periodic Interest” has the meaning set forth in Section 3(d) of this Supplement.

“Investment Recovery Bond Interest Rate” has the meaning set forth in Section 2 of this Supplement.

SECTION 6.  Delivery and Payment for the Investment Recovery Bonds; Form of the Investment Recovery Bonds.  The Indenture Trustee shall deliver the Investment Recovery Bonds to the Issuer when authenticated in accordance with Section 2.03 of the Indenture.  The Investment Recovery Bonds shall be in the form of Exhibit A hereto.

SECTION 7.  Ratification of Agreement.  As supplemented by this Supplement, the Indenture is in all respects ratified and confirmed and the Indenture, as so supplemented by this Supplement, shall be read, taken, and construed as one and the same instrument.  This Supplement amends, modifies and supplemented the Indenture only in so far as it relates to the Investment Recovery Bonds.

SECTION 8.  Counterparts.  This Supplement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of such counterparts shall together constitute but one and the same instrument.

SECTION 9.  GOVERNING LAW.  THIS SUPPLEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE OF THE STATE OF LOUISIANA AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS, EXCEPT THAT THE OBLIGATIONS OF THE TRUSTEE HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

SECTION 10.  Issuer Obligation.  No recourse may be taken directly or indirectly, by the Holders with respect to the obligations of the Issuer on the Investment Recovery Bonds, under the Indenture or under this Supplement or any certificate or other writing delivered in connection herewith or therewith, against (i) the Indenture Trustee or the Managers in their respective individual capacities, (ii) any owner of a beneficial interest in the Issuer (including ELL) or (iii) any shareholder, partner, owner, beneficiary, agent, officer, director, employee or agent of the Indenture Trustee, the Managers or any owner of a beneficial interest in the Issuer (including ELL) in its individual capacity, or of any successor or assign of any of them in their respective individual or corporate capacities, except as any such Person may have expressly agreed (it being understood that none of the Indenture Trustee, the Managers and ELL have any such obligations in their respective individual or corporate capacities).

SECTION 11.  Application of Investment Recovery Bond Proceeds; Costs of Issuance Account.  The proceeds of the Investment Recovery Bond Proceeds shall be applied to pay the costs of issuing the Investment Recovery Bonds and to purchase the Investment Recovery Property, as directed in an Officer’s Certificate.  The Indenture Trustee shall, pursuant to an Issuer Order, deposit the amounts directed to be applied to the payment of the costs of issuance into a segregated trust account (the “Costs of Issuance Account”).  Amounts in the Costs of Issuance Account shall be applied from time to time as directed by an Officer’s Certificate, to pay costs of issuing the Investment Recovery Bonds, and, upon payment of all such costs, for deposit into the General Subaccount and applied as a credit against Investment Recovery Charges as required by the Financing Order.  Pending such application, amounts in the Costs of Issuance Account may be invested in the same manner and subject to the same restrictions as amounts in the General Subaccount, provided that any amount earned, or gains or losses, shall be credited to the Costs of Issuance Account.

IN WITNESS WHEREOF, the Issuer and the Indenture Trustee have caused this Supplement to be duly executed by their respective officers thereunto duly authorized as of the first day of the month and year first above written.
ENTERGY LOUISIANA INVESTMENT RECOVERY FUNDING I, L.L.C., as Issuer
By: /s/ Steven C. McNeal Name: Steven C. McNeal Title: Vice President and Treasurer

The Bank of New York Mellon, a New York banking corporation, as Indenture Trustee

By: /s/ Jared Fischer Name: Jared Fischer Title: Vice President

SCHEDULE A
EXPECTED AMORTIZATION SCHEDULE

Outstanding Principal Balance Of The Investment Recovery Bonds

Semi-Annual Payment Date	Tranche A-1 Balance
Issuance Date	$207,156,000
6/1/2012	194,828,138
12/1/2012	181,583,576
6/1/2013	174,872,422
12/1/2013	164,992,550
6/1/2014	154,543,929
12/1/2014	143,063,573
6/1/2015	133,784,409
12/1/2015	122,567,749
6/1/2016	112,604,086
12/1/2016	100,971,881
6/1/2017	90,987,445
12/1/2017	79,227,512
6/1/2018	68,928,521
12/1/2018	56,910,228
6/1/2019	46,416,961
12/1/2019	34,185,444
6/1/2020	23,443,990
12/1/2020	10,980,138
6/1/2021	--